UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ___________________ to ______________________

Commission File Number: 001-31277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBU Bank Incentive Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Partners Trust Financial Group, Inc.

233 Genesee Street

Utica, New York 13501

REQUIRED INFORMATION

		Page
Independent Auditors' Report		1

Financial Statements:

	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

Supplemental Schedule:

	Schedule H, Line 4i - Schedule of Assets Held at End of Year	9

Exhibits:

Exhibit 23	Consent of Independent Auditors
Exhibit 99.1	Written Statement of Plan Administrator (Chief Executive Officer
	Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley
	Act of 2002
Exhibit 99.2	Written Statement of Chief Financial Officer of SBU Bank (Chief
	Financial Officer Equivalent of Plan) Pursuant to Section 906 of the
	Sarbanes-Oxley Act of 2002

Independent Auditors' Report

The Plan Administrator of the
SBU Bank Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SBU Bank Incentive Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Albany, New York

May 30, 2003
SBU BANK
INCENTIVE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
Assets	2002	2001
Investments in mutual funds, at fair value (note 3)	$5,293,123	7,509,193
Investment in Partners Trust Financial Group, Inc. common
stock, at fair value (note 3)	2,686,420	-
Loans to participants (note 4)	248,460	178,990
Total assets	8,228,003	7,688,183
Liabilities
Amounts due for pending investment purchases	13,645	-
Net assets available for benefits	$8,214,358	7,688,183
See accompanying notes to financial statements.

SBU BANK
INCENTIVE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Additions (deductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(148,246)	(780,500)
Dividends on common stock	16,158	-
Interest income on loans to participants	14,603	19,270
	(117,485)	(761,230)
Contributions:
Employee	727,544	599,457
Employer	195,572	212,597
	923,116	812,054
Total additions	805,631	50,824
Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(279,456)	(1,821,139)
Net additions (deductions)	526,175	(1,770,315)
Net assets available for benefits, beginning of year	7,688,183	9,458,498
Net assets available for benefits, end of year	$8,214,358	7,688,183
See accompanying notes to financial statements.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investments

The Plan's investments are stated at fair value. The value of the assets held in each mutual fund are determined by quoted market price, where available, or estimated by the officers of the mutual fund using methods and procedures reviewed and approved by the Trustees of the RSI Retirement Trust. The value of shares of partners Trust Financial Group, Inc. common stock is determined by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Investment transactions are recorded on a trade date basis.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, disclosure of contingent assets and liabilities at the date of the financial statements, the reported amount of increases and decreases in net assets available for benefits during the reporting period, and the fair value of investments. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options, including common stocks, fixed income and equity mutual funds, and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(2) Description of the Plan

The following description of the SBU Bank Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description or the Plan document for more complete information regarding the Plan's provisions.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(a) General

The Plan is a participant-directed 401(k) plan covering all employees of the plan sponsor, SBU Bank (the Bank), and its subsidiaries who have completed one year of service (subject to a 1,000 hour minimum service requirement) and have attained age 21 (see also note 2(h)). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Costs of Plan administration are paid by the Bank and approximated $21,000 and $18,000 for the Plan years ended December 31, 2002 and 2001, respectively.

(b) Contributions

Each year, participants may contribute up to 15% of their pre-tax and 5% of their after-tax compensation, as defined in the Plan. The Bank matches participants' pre-tax contributions in the following manner: (a) 100% of the first 2% of a participant's pre-tax compensation contributed and (b) 50% of the participant's contribution between 2% and 4% of their pre-tax compensation. Participants' contributions are subject to certain limitations.

(c) Participants' Accounts

Participants' accounts are credited with the participants' contributions, the Bank's matching contributions, and the increase or decrease in value of the investment options selected.

(d) Vesting

The following vesting schedule for employer matching contributions applies to the Plan (see also note 2(h)):

Vested
Years of service	percentage
1	20%
2	40%
3	60%
4	80%
5	100%

(e) Payment of Benefits

Upon normal or early retirement, death or disability or severance from service, participants' benefits are paid in a lump-sum payment or distributed in installments on an annuity basis.

(f) Forfeited Accounts

Prior to April 1, 2001, forfeitures were allocated to participants' accounts on the last day of the Plan year. Commencing April 1, 2001, forfeitures are applied to reduce the amount of subsequent employer matching contributions otherwise required to be made.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

At December 31, 2002 and 2001, forfeited nonvested accounts totaled approximately $1,600 and $41,000, respectively. During 2002, forfeitures of approximately $43,000 were used to reduce the required amount of employer matching contributions. There were no forfeitures used during 2001 to reduce employer matching contributions.

(g) Inactive Accounts

Inactive accounts for participants who have terminated from the Plan, but for which disbursement has not been made, approximated $969,000 and $558,000 as of December 31, 2002 and 2001, respectively.

(h) Eligibility and Vesting Related to Former Herkimer county Trust Company Employees

Effective December 27, 2002, the Bank acquired Herkimer County Trust Company (Herkimer). In connection with the acquisition, with respect to an employee formerly employed by Herkimer and who became an employee of the Bank on or after October 1, 2002, former employment with Herkimer shall be deemed employment with the Bank for purposes of determining eligibility to participate and vested service under the Plan.

(3) Investments

The following table presents the fair value of the Plan's investments as of December 31, 2002 and 2001:

Description of investment	2002		2001
Investments in mutual funds managed by RSI Retirement
Trust or RSGroup Trust Company:
Core Equity Fund	$645,694	*	1,381,107	*
Emerging Growth Equity Fund	239,326		388,994	*
Value Equity Fund	789,917	*	1,484,810	*
Actively Managed Bond Fund	549,722	*	388,583	*
Aggressive Asset Allocation	840,197	*	1,192,015	*
Moderate Asset Allocation	495,124	*	940,795	*
Conservative Asset Allocation	261,755		585,317	*
Stable Value Fund	774,242	*	769,774	*
	4,595,977		7,131,395
Investments in other mutual funds:
Alger MidCap Growth Fund	194,097		30,390
Alger LargeCap Growth Fund	94,505		44,602
American Century International Growth Fund	101,307		282,557
Neuberger & Berman Genesis Trust Fund	291,685		20,249
Federated Prime Obligations Fund	15,552		-
	697,146		377,798
Total investments in mutual funds	$5,293,123		7,509,193
Investment in common stock:
Partners Trust Financial Group, Inc.	$2,686,420	*	-

* Denotes an investment that represents 5% or more of the Plan's assets at December 31, 2002 or 2001, respectively.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002 and 2001, the Plan's investments (depreciated) appreciated in value (including realized gains and losses on investments bought and sold, as well as held during the year) as follows:

	2002	2001
Investments in mutual funds managed by RSI Retirement
Trust or RSGroup Trust Company	$(888,624)	(791,480)
Investments in other mutual funds	(182,405)	10,980
Investments in common stock	922,783	-
Total	$(148,246)	(780,500)

(4) Loans to Participants

Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans shall be for a fixed term of not more than five years, except that a loan which shall be used to acquire any dwelling which within reasonable time is to be used as a principal residence of the borrower, may, in the discretion of the Committee, be made for a term as determined by the Committee, based on maturity dates quoted at local commercial banks. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1%, as determined by the prime rate published in the Wall Street Journal on the first day of the month in the month of the borrowing. The range of interest rates on the loans outstanding at December 31, 2002 and 2001 was 5.25% to 14.25% and 6.00% to 14.32%, respectively. Only one loan is permitted at a time.

(5) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust and RSGroup Trust Company. RSI Retirement Trust and RSGroup Trust Company are related entities with Retirement System Group, Inc. RSGroup Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investments in these mutual funds represented approximately 56% and 93% of the Plan's net assets available for benefits at December 31, 2002 and 2001, respectively. RSGroup Trust Company also serves as the recordkeeper for the Plan.

Certain Plan investments are shares of partners Trust Financial Group, Inc. (Partners Trust) common stock. Partners Trust is the holding company for the Bank and, therefore, these transactions qualify as party-in-interest transactions. The investment in Partners Trust common stock represented approximately 33% of the Plan's net assets available for benefits at December 31, 2002.

(6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7) Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated April 30, 2001, that the Plan is qualified and the related trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
SBU BANK
INCENTIVE SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2002
	Identity of issue	Description of investment	Current value
*	RSI Retirement Trust	Core Equity Fund - 10,331 units	$645,694
*	RSI Retirement Trust	Emerging Growth Equity Fund - 4,713 units	239,326
*	RSI Retirement Trust	Value Equity Fund - 11,537 units	789,917
*	RSI Retirement Trust	Actively Managed Bond Fund - 11,130 units	549,722
*	RSGroup Trust Company	Aggressive Asset Allocation - 90,665 units	840,197
*	RSGroup Trust Company	Moderate Asset Allocation - 49,537 units	495,124
*	RSGroup Trust Company	Conservative Asset Allocation - 23,924 units	261,755
*	RSGroup Trust Company	Stable Value Fund - 25,060 units	774,242
	Alger	MidCap Growth Fund - 18,503 units	194,097
	Alger	LargeCap Growth Fund - 11,277 units	94,505
	American Century	International Growth Fund - 15,879 units	101,307
	Neuberger & Berman	Genesis Trust Fund - 10,365 units	291,685
*	Partners Trust Financial Group, Inc.	Common stock - 168,745 shares	2,686,420
	Federated	Prime Obligations Fund - 15,552 units	15,552
	Loans to participants	5.25% to 14.25%	248,460
			$8,228,003
* Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.
	See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SBU Bank Incentive Savings Plan

Date: June 26, 2003 By: /s/ Sandra A. Wilczynski

Sandra A. Wilczynski

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Auditors

99.1	Written Statement of Plan Administrator (Chief Executive Officer Equivalent of Plan)
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Written Statement of Chief Financial Officer of SBU Bank (Chief Financial Officer
Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002